NO ACT

PE
2-9-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10011707

April 2, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-2-10

Re: Yahoo! Inc.
Incoming letter dated February 9, 2010

Dear Mr. Dunn:

This is in response to your letter dated February 9, 2010 concerning the shareholder proposal submitted to Yahoo! by Jing Zhao. We also have received a letter from the proponent dated April 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

April 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Yahoo! Inc.
Incoming letter dated February 9, 2010

The proposal relates to human rights principles.

There appears to be some basis for your view that Yahoo! may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Yahoo!'s request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Yahoo! omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Yahoo! relies.

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

April 2, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736
shareholderproposals@sec.gov
Cc: Yahoo Corporate Secretary (via post mail)
Yahoo Associate General Counsel (clai@yahoo-inc.com)

Re: Shareholder Proposal of Jing Zhao for Inclusion in Yahoo! 2010 Proxy Statement

Dear Sir or Madam:

It is not surprise to read O'Melveny & Myers' material dated on February 9, 2010 to the SEC. Yahoo has hired this law firm against its shareholders for years to exclude shareholder proposals utilizing baseless "bases." I already anticipated that Yahoo would use the same method this time and have rebutted Yahoo's absurd request in my letter dated on January 8, 2010. If Yahoo's abuse of SEC rules is allowed, there will be no SEC rules to regulate Yahoo. There is no need to respond the O'Melveny & Myers material. Common sense is enough.

However, after I read Yahoo's "Board of Directors Statement AGAINST Shareholder Proposal" dated on March 30, 2010 (attached with this letter), I was compelled to write you and Yahoo. I have to point out that Yahoo has always used biased information to mislead shareholders. In 2007, *Amnesty International* and *Reporters Without Borders* issued statements condemning Yahoo using their names against my proposal. The Yahoo! Human Rights Fund mentioned here (and the web site http://ycorpblog.com/2008/05/07/business-and-human-rights/ Michael Samway, VP & Deputy General Counsel) is another example. The

Fund becomes one person's private money for his personal political gains. He flaunted to us his riches with the Fund (I knew him since 1996). The Fund's former Executive Director (I knew her since 1989 soon after the Tiananmen Massacre) admitted to me that the Fund is under this man's complete control when I applied humanitarian aid from the Fund on behalf of some Chinese political victims as President of Humanitarian China (h-china.org). Furthermore, when a political prisoner's wife received certain aid from the Fund and visited Washington DC from Beijing, she was forced to write a statement against another Chinese political dissident (who came to Washington DC too after being released from China's jail thus became a rival/threat to the man).

It is clear that, unfortunately, Yahoo has continuously refused to learn from its failures regarding its human rights policy. That is the reason Yahoo is so afraid of my proposals. I have submitted, and will continue to submit proposals until Yahoo begins to respect shareholder's right, begins to improve the company's policy for the long-term interest of the company.

Should you have any questions, please contact me at*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao



March 30, 2010

VIA OVERNIGHT MAIL and FACSIMILE (775-551-8065)

Mr. Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: *Yahoo! Inc.*

Dear Mr. Zhao:

In accordance with Rule 14a-8 promulgated by the U.S. Securities and Exchange Commission, I am transmitting to you with this letter a copy of the opposition statement of Yahoo! Inc. (the "Company") to the shareholder proposal you submitted to the Company titled "Human Rights Impacts of Yahoo Business in China" (the "Proposal").

As you know, the Company has submitted a letter to the staff of the Division of Corporation Finance (the "Division") of the U.S. Securities and Exchange Commission under Rule 14a-8 requesting that the Division concur in the Company's view that it may omit the Proposal and accompanying supporting statement from the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). The Company's request is still pending as of the date of this letter. If the Division is not able to concur with the Company's view with respect to the Proposal, the Company will include the enclosed opposition statement, together with the Proposal and accompanying supporting statement, in its 2010 Proxy Materials. However, if the Division subsequently grants the Company's request with respect to the Proposal, the Company reaffirms its intention to exclude the Proposal and accompanying supporting statement from the 2010 Proxy Materials.

Very truly yours,

Christina Lai
Associate General Counsel

Enclosure



SHAREHOLDER PROPOSAL

Mr. Jing Zhao *** FISMA & OMB Memorandum M-07-16 *** who has represented that he owns 200 shares of the Company's common stock, has given notice of his intention to present a proposal at the annual meeting. The proposal and the proponent's supporting statement appear below in italics.

The Board of Directors of Yahoo! strongly opposes adoption of the proposal and asks shareholders to review the Board's response, which follows the proposal and the proponent's supporting statement.

The affirmative vote of the holders of a majority of the shares of common stock present, in person or represented by proxy, and entitled to vote on the proposal is required to approve this proposal.

Our Board of Directors recommends that you vote "AGAINST" the shareholder proposal.

Shareholder Proposal

HUMAN RIGHTS IMPACTS OF YAHOO BUSINESS IN CHINA

Whereas, mindful of the misuse of information technology by the Chinese Government to monitor electronic communications, to restrict Internet access and use, and to arrest and severely punish Internet users in China for expressing and exercising their free speech and free association rights, and

Whereas, recognizing the special responsibilities and obligations that these major abuses of human rights place on Yahoo doing business in China in ways that have contributed to these abuses, and,

Whereas, taking into account the fact that U.S. laws prohibit the involvement and support of U.S. companies in major human rights abuses taking place in foreign nations, and specifically prohibit actions by U.S. companies that contribute to major human rights abuses by law enforcement authorities in China,

Therefore, be it resolved, that the following human rights principles should be formally adopted by Yahoo to guide its business relating to its operations affecting China:

No information technology products or technologies will be sold, and no assistance will be provided to law enforcement authorities in China, that could contribute to human rights abuses. No user information will be provided, and no technological assistance will be made available, that would place individuals at risk of persecution based on their access or use of the Internet or electronic communications for free speech and free association purposes. Yahoo will support the efforts to assist users to have access to encryption and other protective technologies and approaches, so that their access and use of the Internet will not be restricted by the Chinese authorities.

To ensure these human rights principles being implemented, Yahoo will establish a Human Rights Committee with the responsibility to review and approve all policies and actions that might affect human rights observance in countries where it does business. This Committee will include high-level officials of Yahoo and respected outside experts (especially with knowledge of China) who will help Yahoo understand the human rights impacts of their activities abroad, and frame approaches that will assure that Yahoo does not contribute to human rights abuses by foreign governments.

Board of Directors Statement AGAINST Shareholder Proposal

Yahoo! shares the Proponent's concerns for human rights and is working proactively to advance numerous initiatives and policies aimed at protecting and advancing the fundamental principles of freedom of expression and privacy globally. The standards suggested by the proposal are unnecessary and would not enhance the implementation of practices inside the Company supporting human rights. Additionally, Yahoo! sold its Yahoo! China business in 2005 to a Chinese company called Alibaba, and while currently maintaining an approximate 40% financial investment in Alibaba, Yahoo! no longer has operational control or day-to-day management over the Yahoo! China business.

The Board has considered this proposal and the issues surrounding the protection of human rights in business practices and recommends a vote against this proposal for these additional reasons:

Yahoo! is committed to freedom of expression and privacy and has worked to translate those principles into practical standards for use in the Company's business. Yahoo! supports the idea that our users should enjoy fundamental rights to freedom of expression and privacy. Yahoo! is committed to being a leader in the efforts to protect and advance those rights through thoughtful, responsible business decisions and processes, and rigorous application of the laws that protect those rights. Yahoo! is proud to be a founding member of the Global Network Initiative (www.globalnetworkinitiative.org). GNI is the result of collaborative work among an international group of information and communications technology ("ICT") companies, human rights organizations, academics, investors and technology leaders. GNI helps guide ICT companies in protecting and advancing freedom of expression and privacy across the globe when they encounter laws and policies that interfere with these fundamental human rights. The GNI standards include, among many things, rigorous review of government demands on companies and the development of paths for individual and collective responses and advocacy in the face of threats to freedom of expression and privacy.

Recognizing that Yahoo!'s business, products, technology and operating footprint increasingly intersect with freedom of expression and privacy issues around the world, the company launched the Yahoo! Business & Human Rights Program in 2008 (http://ycorpblog.com/2008/05/07/business-and-human-rights/). Guided by the executive team's commitment to human rights, this program has a dedicated staff and draws upon the expertise of Yahoo! employees across the company to continue its centralized leadership on global strategy, industry initiatives, business decision-making and internal and external stakeholder engagement. The various initiatives under Yahoo!'s Business & Human Rights Program are listed in the program's website and blog found here: http://humanrights.yahoo.com.

One important component of Yahoo!'s Business & Human Rights Program is the preparation of Human Rights Impact Assessments. The HRIA is the starting point for Yahoo!'s ongoing review of the human rights landscape and of Yahoo!'s business plans when entering challenging markets, and the HRIA informs our strategies to protect and promote our users' rights to freedom of expression and privacy.

Additionally, Yahoo! encourages scholarship on technology and human rights, funding two international university fellowships to advance the work of journalists and scholars in that area. Yahoo! also established the Yahoo! Human Rights Fund with noted Chinese human rights activist Harry Wu to provide humanitarian and legal support to political dissidents who have been imprisoned for expressing their views online.

Doing business in countries that unfairly restrict privacy and free expression presents numerous challenges, and Yahoo! is dedicated to helping find individual and collective responses to them and to continuing to develop the capacity to make responsible decisions on behalf of users around the world.

Given the extensive measures already being taken by Yahoo! in this area, the Board does not believe adopting this proposal is necessary.

Yahoo!'s management provides experienced and effective oversight and is in the best position to monitor Yahoo!'s efforts and actions in the matter of human rights. For all the benefits Yahoo! enjoys from operating in twenty plus countries and in more than a dozen languages, managing Yahoo! on a global scale creates challenges around complex issues like censorship and user privacy. The Board believes that Yahoo!'s management is in the best position to oversee and monitor the Company's actions and efforts in such matters. Management understands the challenges the Company faces in different business sectors and different countries and possesses the depth of knowledge and experience necessary to address human rights concerns related to doing business in those varied contexts. For those reasons, management is in the best position to confront those challenges, consistent with the Company's goals and objectives and its ultimate goal of maximizing long-term shareholder value, and to implement standards in decision-making across the Company. The Board of Directors believes that management, rather than shareholders voting solely on the information provided in the proposal, is in the best position to achieve the Company's goal of integrating human rights considerations into decision-making regarding its business operations.

Recommendation of the Board of Directors

FOR ALL OF THE FOREGOING REASONS, THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THIS PROPOSAL. PROXIES RECEIVED BY THE COMPANY WILL BE VOTED "AGAINST" THIS PROPOSAL UNLESS THE SHAREHOLDER SPECIFIES OTHERWISE IN THE PROXY.



O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 9, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yahoo! Inc.
Stockholder Proposal of Jing Zhao
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Yahoo! Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed stockholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Mr. Jing Zhao (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Stockholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

I. PROCEDURAL HISTORY

December 22, 2009	The Proponent submits via facsimile a stockholder proposal (the "***Original Proposal***") and a letter from the stockholder of record, dated December 17, 2009, which states "since December 16, 2008, you have continuously held 200 shares of Yahoo in your account." See Exhibit A attached hereto.
January 4, 2010	The Company notifies the Proponent via facsimile and Federal Express of the requirements of Rule 14a-8(b) and (c), its view that the Proponent's submission failed to meet the requirements of those paragraphs of the rule, and the requirement that these eligibility and procedural deficiencies be cured within 14 days of receipt of the Company's notice. See Exhibit B attached hereto.
January 8, 2010	The Proponent responds to the Company's notice via facsimile, acknowledging that there were five days between the date of the letter from the record holder and the date he submitted the Original Proposal and submitting the Proposal and Supporting Statement that are the subject of this letter. See Exhibit C attached hereto.
January 18, 2010	The 14-day deadline for responding to the Company's notice of the eligibility and procedural deficiencies passes without the Proponent submitting any additional proof of ownership to the Company.

II. SUMMARY OF THE PROPOSAL

The Proposal is presented as a single proposal, in the form of a resolution entitled "Human Rights Impacts of Yahoo Business in China." The Proposal requests that the Company formally adopt certain human rights principles relating to its operations affecting China, including: a ban on selling technology and products that could contribute to human rights abuses; a ban on providing user information or technological assistance that would place individuals at risk of persecution; and assistance to users in gaining access to technologies to permit unrestricted access to the Internet. The Proposal also requests that the Company establish a Human Rights Committee to review and approve all policies and actions that might affect human rights observance in countries where the Company does business.

The Supporting Statement references concerns regarding the use of information technology by the Chinese government and the potential for human rights abuses taking place in foreign nations.

III. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraph of Rule 14a-8:

- Rule 14a-8(f), as the Proponent did not provide sufficient proof of ownership of the Company's common stock as of the date the Original Proposal was submitted, as required by Rule 14a-8(b); and
- Rule 14a-8(f), as the Proposal exceeds the one-proposal limit of Rule 14a-8(c).

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), As the Proponent Has Not Sufficiently Demonstrated His Eligibility to Submit a Stockholder Proposal Under Rule 14a-8(b) and Did Not Provide Sufficient Proof of Ownership Upon Request After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." When the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the stockholder has owned the requisite amount of securities continuously for one year as of the date the stockholder submits the proposal.[1]

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from the company's proxy materials if a stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice.

SLB 14 makes clear that a difference of even one day between the date of the stockholder's proof of ownership and the date of submission of a stockholder proposal (e.g., a proof of ownership dated May 30 and a proposal submitted on June 1 of the same year) will cause that proof of ownership to be insufficient to demonstrate that a proponent meets the ownership eligibility requirements of Rule 14a-8(b).

---

[1] See Staff Legal Bulletin No. 14 (July 13, 2001) ("***SLB 14***") at page 12.

1. Application of Rules 14a-8(b) and (f) and prior Staff positions to the Proposal

Rule 14a-8(b) requires a stockholder to demonstrate his or her eligibility to submit a proposal for inclusion in a company's proxy materials as of the date the stockholder submits the proposal. Rule 14a-8(f) requires any company that intends to seek exclusion of a proposal on the basis that the stockholder failed to comply with Rule 14a-8(b) to notify the stockholder of the procedural deficiency within 14 days of receipt of the proposal. If the stockholder fails to remedy the deficiency within 14 days of receipt of the notice from the company, the company may omit the proposal in reliance on Rule 14a-8(f).

The Company gave notice to the Proponent that the proof of ownership he submitted with his Original Proposal did not satisfy the requirements of Rule 14a-8(b). The Company provided this notice within 14 days of its receipt of the Original Proposal. The Company's notice included:

- A description of the eligibility requirements of Rule 14a-8(b);
- A statement explaining the deficiency in the proof of ownership letter submitted with the Original Proposal -- i.e., "the proof of ownership you provided verified your ownership as of a date prior to the date on which you submitted your proposal";
- An explanation of what the Proponent should do to comply with the rule -- i.e., "[t]o remedy this defect, you must submit sufficient proof that you have satisfied Rule 14a-8's share ownership requirements" through the submission of a written statement from the record holder or by the submission of a copy of a Schedule 13D/13G or Form 3/4/5 filed with the Commission;
- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- i.e., "in order for your proposal to be eligible for inclusion in the Company's proxy materials, your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter"; and
- A copy of Rule 14a-8.

When a company has provided sufficient notice to a stockholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1), the Staff has consistently permitted companies to omit stockholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the proof of ownership submitted by a proponent pre-dates the submission of the proposal. See Microchip Technology Incorporated (May 26, 2009) (concurring in the view that a proposal could be excluded where the proponent submitted a letter from the record holder dated five days before the proponent submitted its proposal to the company); International Business Machines Corp. (Dec. 7, 2007) (concurring in the view that a proposal could be excluded where the proponent submitted a broker letter dated four days before the proponent submitted her proposal to the company); Exxon Mobil Corporation (Mar. 1, 2007) (concurring in the view that a proposal could be excluded where the proponent submitted a broker letter dated ten days before the proponent submitted her proposal to the company).

2. Conclusion

The Original Proposal was received by the Company on December 22, 2009 via facsimile, accompanied by a proof of ownership dated December 17, 2009 that confirmed the Proponent had continuously held 200 shares of the Company's stock in his account since December 16, 2008. Within 14 days of receipt of the Original Proposal, the Company properly gave notice to the Proponent that his submission did not satisfy the stock ownership requirements of Rule 14a-8(b). In response to the Company's notice, the Proponent confirmed that the Original Proposal was submitted "soon after" he received the proof of ownership. The Proponent has not, however, provided the Company with any additional support to demonstrate that he continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the 2010 Annual Meeting of Stockholders for at least one year by the date on which he submitted the Original Proposal.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(f), As the Proposal Exceeds the One-Proposal Limitation Set Forth in Rule 14a-8(c) and the Proponent Has Not Adequately Corrected Such Deficiency After Receiving Proper Notice Under Rule 14a-8(f)(1)

Rule 14a-8(c) states that each stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal from the company's proxy materials if a stockholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of the notice.

The Company gave notice to the Proponent that the Original Proposal exceeded the one-proposal limitation of Rule 14a-8(c). The Company provided this notice within 14 days of its receipt of the Original Proposal. The Company's notice included:

- A description of the one-proposal limitation of Rule 14a-8(c);
- A statement expressing the Company's view that the Original Proposal included two distinct proposals -- i.e., "your submission appears to include two distinct

proposals relating to the sale of 'information technology products or technologies' and the formation of a committee of the Company's Board of Directors";

- An explanation of what the Proponent should do to comply with the rule -- i.e., "your submission is required by Rule 14a-8 to be reduced to a single proposal to be considered for inclusion in the Company's proxy materials";
- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- i.e., "in order for your proposal to be eligible for inclusion in the Company's proxy materials, your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter"; and
- A copy of Rule 14a-8.

In response to the Company's notice, the Proponent submitted the Proposal and Supporting Statement to the Company on January 8, 2010.

1. Application of Rules 14a-8(c) and (f) and prior Staff positions to the Proposal

The Proposal purports to be a single submission consisting of numerous separate features; however, each of these features is a separate and distinct proposal. The Proposal requests the Company to undertake at least two distinct actions:

- The Proposal seeks specific actions regarding operations in China -- specifically that the Company will not sell certain of its products and services to law enforcement authorities within the People's Republic of China; will provide no user information or technological assistance that would place individuals at risk of persecution based on their access or use of the Internet or electronic communications for free speech and free association purposes; and will promote encryption and other protective technologies to circumvent any restrictions by the Chinese authorities; and
- The Proposal also requests that the Company establish a new committee of its Board of Directors with the responsibility to "review and approve all policies and actions that might affect human rights observance" in all countries where it does business.

In accordance with Rule 14a-8(f), within 14 days of the submission of the Original Proposal the Company notified the Proponent that the Original Proposal exceeded the one-proposal limit and advised him that he had 14 days to correct this defect. The Proponent responded by letter dated January 8, 2010 that his "proposal is one single proposal" and revised slightly the language in the Proposal by removing the numbered paragraphs from the Original Proposal. However, these revisions did not reduce the multiple elements of the Proposal to a single, unified concept. As such, the Company believes that the Proposal continues to contain two separate and distinct proposals that may be properly excluded in reliance on paragraphs (c) and (f) of Rule 14a-8.

A proposal that contains several components will not be treated as multiple proposals for purposes of Rule 14a-8(c) if the components are "closely related and essential to a single well-defined unifying concept."[2] In determining whether a proposal contains a single unifying concept that would allow the proposal to be included in a company's proxy materials, the Staff looks to the underlying concepts of the proposal. See American Electric Power Company, Inc. (Jan. 2, 2001) (reconsideration denied Jan. 31, 2001) (concurring in the exclusion of a proposal to improve the company's corporate governance through amendments to the company's certificate of incorporation and bylaws). In instances when the Staff has declined to find multiple proposals, the elements of the proposal have constituted parts of a single plan or goal. See Quality Systems (Jun. 9, 1999) (declining to grant relief where a proposal had five elements all related to the establishment of independent governance).

The Proponent has attempted to cast the Proposal with a unifying concept by entitling it "Human Rights Impacts of Yahoo Business in China." While that title may express the Proponent's purpose in submitting the Proposal, the separate and distinct actions sought by the Proposal lack any similar unity. In this regard, the Proposal requests:

- no information products or technologies be sold or assistance provided to Chinese law enforcement authorities that could contribute to human rights abuses;

- no user information be provided, and no technological assistance be made available, that would place individuals at risk of persecution based on their access or use of Internet or electronic communications for free speech and free association purposes;

- the Company support efforts to assist users in gaining access to encryption and other protective technologies and approaches to ensure that access and use of the Internet will not be restricted by the Chinese authorities; and

- the Company establish a Human Rights Committee with the responsibility of reviewing and approving all policies and actions that might affect human rights observance in countries where it does business.

The first three matters above relate to specific business activities in China and are separate and distinct from the establishment of a committee to consider human rights matters in all countries where the Company does business. Implementation of the Proposal, if adopted, would require vastly different actions -- the first three matters would require strict monitoring of all business activities in China and the fourth matter would require a committee of high-level

---

2 See Commission Release No. 34-2312 (Nov. 22, 1976); see also, e.g., Pacific Enterprises (Feb. 19, 1998) (concurring that a proposal relating to six matters could be excluded where the company argued that the matters failed to constitute "closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal").

officials of the Company to review and approve general policies and actions that might affect human rights observances in any country in which the Company does business. The Supporting Statement purports to limit the Proposal to business relating to operations affecting China, but the plain language of the Proposal is contrary to such statements. Because the Proposal would require the Company to undertake distinct actions that are not part of a single, unifying concept, the Company believes that it may exclude the Proposal as containing multiple proposals in violation of Rule 14a-8(c). See, e.g., Parker-Hannifin Corporation (Sep. 4, 2009) (concurring in the exclusion of a say-on-pay proposal that would have required an executive pay vote and the establishment of a communication forum); General Motors Corporation (Apr. 9, 2007) (concurring in the exclusion of a proposal to "restructure" the company's business by undertaking numerous actions); Torotel, Inc. (Nov. 1, 2006) (concurring in the exclusion of a proposal to remedy the board of directors actions to "entrench" themselves through numerous corporate governance actions).

2. Conclusion

The Proposal has no single, unifying concept and would require a variety of corporate actions in order to be implemented, with some of those actions limited to China and some of those actions applicable worldwide. For this reason, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on paragraphs (c) and (f) of Rule 14a-8.

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Jing Zhao

Michael J. Callahan, Esq.
Christina Lai, Esq.
Yahoo! Inc.

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2009

Yahoo!
Corporate Secretary
701 First Ave.
Sunnyvale, CA. 94089
Via post mail, fax (408-349-3400) and Email CorporateSecretary@yahoo-inc.com

Dear Sir/Madam,

Enclosed are a stockholder proposal for inclusion in proxy materials of the 2010 annual meeting of shareholders and TD Ameritrade letter of my Yahoo stock ownership. I will continuously hold these shares until the 2010 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Enclosure: Stockholder proposal
TD Ameritrade letter of Jing Zhao's stock ownership

RESOLUTION FOR YAHOO 2010 SHAREHOLDERS' MEETING
Human Rights Impacts of Yahoo Business in China

Whereas, mindful of the misuse of information technology by the Chinese Government to monitor electronic communications, to restrict Internet access and use, and to arrest and severely punish Internet users in China for expressing and exercising their free speech and free association rights, and

Whereas, recognizing the special responsibilities and obligations that these major abuses of human rights place on Yahoo doing business in China in ways that have contributed to these abuses, and,

Whereas, taking into account the fact that U.S. laws prohibit the involvement and support of U.S. companies in major human rights abuses taking place in foreign nations, and specifically prohibit actions by U.S. companies that contribute to major human rights abuses by law enforcement authorities in China,

Therefore, be it resolved, that the following human rights principles should be formally adopted by Yahoo to guide its business relating to its operations affecting China:

1. No information technology products or technologies will be sold, and no assistance will be provided to law enforcement authorities in China, that could contribute to human rights abuses. No user information will be provided, and no technological assistance will be made available, that would place individuals at risk of persecution based on their access or use of the Internet or electronic communications for free speech and free association purposes. Yahoo will support the efforts to assist users to have access to encryption and other protective technologies and approaches, so that their access and use of the Internet will not be restricted by the Chinese authorities.
2. Yahoo will establish a Human Rights Committee with the responsibility to review and approve all policies and actions that might affect human rights observance in countries where it does business. This Committee will include high-level officials of Yahoo and respected outside experts (especially with knowledge of China) who will help Yahoo understand the human rights impacts of their activities abroad, and frame approaches that will assure that Yahoo does not contribute to human rights abuses by foreign governments.


AMERITRADE

200 Pringle Avenue, Suite 100, Walnut Creek, CA 94596 tdameritrade.com

December 17, 2009

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re. Your recent deposit into your TD AMERITRADE account ending *** FISMA & OMB Memorandum M-07-16 ***

Dear Jing Zhao,

Please be advised that since December 16, 2008, you have continuously held 200 shares of Yahoo in your account.

Please email me again or contact Client Services at 800-669-3900 if you need further assistance. Thank you. We value your business and look forward to serving your financial needs for many years to come.

Sincerely,



Erik Montelindo
Investment Consultant
TD AMERITRADE - Walnut Creek Branch

EXHIBIT B



January 4, 2010

Via Federal Express and Facsimile *** FISMA & OMB Memorandum M-07-16 ***

Mr. Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re: *Shareholder Proposal*

Dear Mr. Zhao:

We received the shareholder proposal you submitted via facsimile and U.S. mail on December 22, 2009 for inclusion in the proxy materials for the 2010 annual meeting of shareholders of Yahoo! Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is enclosed) sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you of the following eligibility and procedural deficiencies relating to your proposals:

1. Rule 14a-8(b) requires each shareholder proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to be voted on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement and we did not receive proof from you that you have satisfied Rule 14a-8's share ownership requirements as of the date the proposal was submitted to the Company. To remedy this defect, you must submit sufficient proof that you have satisfied Rule 14a-8's share ownership requirements. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

    a. a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date your proposal was submitted, you continuously held the requisite number of the Company's shares for at least one year-- in this regard, we note that the proof of ownership you provided verified your ownership as of a date prior to the date on which you submitted your proposal; or

    b. if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of



the Company's shares as of the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

2. Rule 14a-8(c) (Question 3) precludes any one shareholder from submitting more than one proposal to a company for a particular shareholders' meeting. In this regard, your submission appears to include two distinct proposals relating to the sale of "information technology products or technologies" and the formation of a committee of the Company's Board of Directors. As such, your submission is required by Rule 14a-8 to be reduced to a single proposal to be considered for inclusion in the Company's proxy materials.

In accordance with Rule 14a-8(f)(1), and in order for your proposal to be eligible for inclusion in the Company's proxy materials, your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

Please note that the requests in this letter are without prejudice to any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

Very truly yours,



Christina Lai
Associate General Counsel

Attachment -- Copy of Rule 14a-8 under the Securities Exchange Act of 1934

cc: Martin P. Dunn
Rebekah J. Toton
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, D.C. 20006

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than

30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

   1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

   2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

   3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

   4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead

include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

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TRANSMISSION OK

TX/RX NO	0570
CONNECTION TEL	*** FISMA & OMB Memorandum M-07-16 ***
CONNECTION ID	
ST. TIME	01/04 16:19
USAGE T	06'43
PGS. SENT	10
RESULT	OK

DO YOU YAHOO!?

fax message

date: January 4, 2010

to: Mr. Jing Zhao **fax#:** FISMA & OMB Memorandum M-07-16 ***

from: Christina Lai
Associate General Counsel - General Corporate and Securities
408-349-3400 fax

pages: 10

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply

COMMENTS:

EXHIBIT C

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2010

Yahoo! Corporate Secretary
701 First Ave. Sunnyvale, CA. 94089
Via post mail, fax (408-349-7750) and Email CorporateSecretary@yahoo-inc.com

Dear Sir/Madam,

I received a letter from Ms. Christina Lai, Associate General Counsel, dated on January 4, 2010. The excuses in the letter are unacceptable because they are absurd misinterpretation of relevant rules.

1. For every proposal, it takes some days to reach you after a broker issued the shareholder statement. In this case, the shareholder statement was issued on December 17, 2009, and I also prepared my proposal on the same date (to prevent unnecessary misinterpretation). I sent them soon after I received the shareholder statement and you received them on December 22, 2009. There are two weekend days between these five days. If this case cannot satisfy your demand, you can deny any and every proposal. I just wonder have you abused this demand to deny any proposal before. At least, you did not use this excuse to deny my previous proposals.

2. My proposal is one single proposal. It is called "Human Rights Impacts of Yahoo Business in China". However, if you plan to include the proposal, I am willing to cooperate with you to modify it. Enclosed please find the modified proposal for inclusion in proxy materials of the 2010 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Enclosure: Stockholder proposal (modified version according to Ms. Lai's instruction)

RESOLUTION FOR YAHOO 2010 SHAREHOLDERS' MEETING

Human Rights Impacts of Yahoo Business in China

Whereas, mindful of the misuse of information technology by the Chinese Government to monitor electronic communications, to restrict Internet access and use, and to arrest and severely punish Internet users in China for expressing and exercising their free speech and free association rights, and

Whereas, recognizing the special responsibilities and obligations that these major abuses of human rights place on Yahoo doing business in China in ways that have contributed to these abuses, and,

Whereas, taking into account the fact that U.S. laws prohibit the involvement and support of U.S. companies in major human rights abuses taking place in foreign nations, and specifically prohibit actions by U.S. companies that contribute to major human rights abuses by law enforcement authorities in China,

Therefore, be it resolved, that the following human rights principles should be formally adopted by Yahoo to guide its business relating to its operations affecting China:

No information technology products or technologies will be sold, and no assistance will be provided to law enforcement authorities in China, that could contribute to human rights abuses. No user information will be provided, and no technological assistance will be made available, that would place individuals at risk of persecution based on their access or use of the Internet or electronic communications for free speech and free association purposes. Yahoo will support the efforts to assist users to have access to encryption and other protective technologies and approaches, so that their access and use of the Internet will not be restricted by the Chinese authorities.

To ensure these human rights principles being implemented, Yahoo will establish a Human Rights Committee with the responsibility to review and approve all policies and actions that might affect human rights observance in countries where it does business. This Committee will include high-level officials of Yahoo and respected outside experts (especially with knowledge of China) who will help Yahoo understand the human rights impacts of their activities abroad, and frame approaches that will assure that Yahoo does not contribute to human rights abuses by foreign governments.